Securities and Exchange Commission

December 30, 2016

December 30, 2016

Via Edgar

Era Anagnosti

Legal Branch Chief

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Dragon Victory International Limited
Registration Statement on Form F-1
Filed December 6, 2016
File No. 333-214932

Dear Ms. Anagnosti:

This letter is in response to the letter dated December 20, 2016, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Dragon Victory International Limited (the “Company”, “we”, “our”).  For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 submitted accompanying this Response Letter, is referred to as Amendment No. 1.

Overview, Page 1

1.	The summary of your business services must provide a balanced discussion of the three lines of businesses you are currently pursuing. In light of your results of operations for the period ended September 30, 2016, during which 93.47% of your revenue was generated from your incubation services, as well as your updated risk factor disclosure on page 10 stating that your “business strategies and model are constantly being tested by the market and operating results, and [you] pursue to adjust [your] allocation of resources among [your] three business segments … accordingly,” the summary description of your business should de-emphasize the focus on the crowdfunding platform business and provide similar prominence to the other two business segments to help investors better understand the true nature of your current business.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 1, 2, 3, 5 and 55 of the Amendment No. 1.

2.	We note your revised disclosure in response to comment one. Please further revise your disclosure to indicate what percentage of registered users have actively participated in a successful funding through your platform, and, to the extent possible, the percentage of registered users who are repeat active participants. In this regard, we note your disclosure on page 60 indicating that first time registered users may be viewing rather than participating in a project.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 2 and 64 of the Amendment No. 1.

Securities and Exchange Commission

December 30, 2016

Risk Factors, page 10

We may experience significant fluctuation in revenues to be generated by our financial services …, page 12

3.	We note your response to comment 12 and your disclosure that you received a finder’s fee of 80% for your services in assisting in raising approximately $387,000. We also note that, while you negotiate these fees on a case-by-case basis, you “do not anticipate… receiving comparable fee payment” for any of your future projects. In order to provide more meaningful disclosure about these fees and their impact on your future revenues, please either disclose an anticipated range of fees that you reasonably expect to receive based on known market trends or, if that is not possible, disclose that you cannot reasonably estimate such a range.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 12 of the Amendment No. 1.

Management ’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Factors and Trends Affecting Our Results of Operations, page 38

4.	Please revise your disclosure to provide an objective basis for your statement that you consider your crowdfunding service operation as the core aspect of your business operations. In addressing this comment, please ensure to discuss your sources of revenue to date, including the impact from investing activities and related party transactions.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 39 and 40 of the Amendment No. 1.

Six Months Ended September 30, 2016 to Six Months Ended September 30, 2015, page 43

5.	Please expand your disclosure to explain what drove the increase in demand for incubator services. We also note that you describe the diversion of your resources to incubator services as temporary, while elsewhere in the filing you seem to indicate that, depending on how the market reacts to your operating results, you may continue to adjust your reallocation of resources. To provide investors with a clear picture of your operating plan and strategic objectives for the next 12 months, in an appropriate section of the filing, please revise your disclosure to indicate the management’s understanding of the current business environment affecting all three of your business segments, and of the trends that will most likely impact your results of operations in these three segments.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 42 and 66 regarding what drove the increase in demand for incubator services and additional discussion about management’s understanding of the current business environment and trends on page 40 of Amendment No. 1.

Selling, General and Administrative Expenses, page 40

6.	Given that over 90% of your revenues for the period were generated from the incubator services, please expand your disclosure to describe the nature of expenses associated with this segment of the business. In addition, please explain what percentage of expenses represented marketing expenses. In this regard we note your revised disclosure at the end of page 64 stating that your marketing expense on your Fast Track program has increased from 18.4% in the year ended March 31, 2016, to 60.3% for the six months ended September 30, 2016.

Securities and Exchange Commission

December 30, 2016

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 42 and 43 of the Amendment No. 1.

Six Months Ended September 30, 2016 Compared to Six Month Ended September 30, 2015

Net Cash Provided by/Used In Operating Activities, page 43

7.	Your disclosure here and in the section covering your cash flows by/used in operating activities for the year ended March 31, 2015 compared to the year ended March 31, 2016 appears to simply repeat the items reported in your statement of cash flows. Please revise to provide a discussion of the primary drivers and other material factors necessary for investors to understand your cash flows. For guidance, please refer to Items 303(a)(1) and 303(a)(2) of Regulation S-K.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 45, 46, 47, 48 and 49 of the Amendment No. 1.

Net Cash Used in Investing Activities, page 43

8.	We note that these investments are not a part of your current strategic objective. Please expand your disclosure to indicate whether you plan to continue to make similar types of investments in the future.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 47 of the Amendment No. 1.

9.	Since you disclose that these investments are not a part of your current strategic objective, please add risk factor disclosure to so indicate, as well as to alert investors that they should not rely on income attributable to your investment activities as an indication of your future earnings. Please also revise to add a prominent cross-reference to the risk factor in this section.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 12, 13, and 47 of the Amendment No. 1.

10.	We note that Mr. Yu Han made capital contributions to you in order to facilitate a number of investments, which you characterize as being “one-off” in nature and not a part of your current strategic objective. We further note that you have made several advances to Mr. Yu Han and entities in which he has an ownership interest from which you “did not derive any monetary benefit.” Please explain, and to the extent necessary disclose, whether Mr. Yu Han’s capital contributions to facilitate these investments during the same period he and the entities in which he maintains an ownership interest were receiving working capital advances from you, represented a conflict of interest with the company’s projected business plan and operations.

Securities and Exchange Commission

December 30, 2016

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 47 of the Amendment No. 1. Making equity investment in other entities and working capital advances to Mr. Yu Han and the entities in which he maintains an ownership interest were not consistent with and may have hindered the company's projected business plan and operations. Such equity investment and working capital advances to entities affiliated with Mr. Han occurred at the initial stage of our operation when we were a private company and didn't have related party transaction guidelines. We currently do not make nor do we plan to make any equity investment or working capital advances to Mr. Han Yu or his affiliated entities.

Outstanding Receivables, page 44

11.	We note that all of the outstanding receivables discussed here were paid off as of October 9, 2016 and that, pursuant to your disclosure on page 83, as of the date of the prospectus you had no outstanding accounts receivable from related parties. Please revise your disclosure to indicate whether you plan to continue making such advances in the future.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 47 of the Amendment No. 1.

Business, page 52

Three levels of programs on our platform, page 58

12.	We note your revised disclosure on page 60 indicating that the increase in the number of Fast Track projects “could provide [you] more potential clients for [y]our incubation and financial services.” To the extent known, please disclose the percentage of projects from which you were able to secure clients for your incubation and financial services and explain how reliant you are on successful projects converting into potential clients. In this regard, we note that you actively “identify and recruit high quality, viable projects through various incubation campuses of higher education institutions and high-tech incubation parks…” (refer to “Our Strategy” disclosure on page 4), which would suggest that you establish a relationship with these potential projects prior to their participation on your platform.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 5, 63, 66, and 70 of the Amendment No. 1. Our marketing efforts are focused on generally marketing our platform to projects and entrepreneurs in public events held by us or co-hosted with incubation parks or higher education incubation institutes, therefore, we have revised language related to actively “identify and recruit high quality, viable projects …” to we “attract high quality, viable projects ….” We note that we do not establish a relationship with potential projects prior to mutual interaction concerning fundraising on our platform.

Taxation, page 100

United States Federal Income Taxation, page 102

Passive Foreign Investment Company, page 104

Securities and Exchange Commission

December 30, 2016

13.	We note your response to comment 16; however, you did not fully address our comment. We believe that the risk of your classification as a passive foreign investment company for the tax year ended March 31, 2016 is a material consideration for investors with respect to their investment decision. We believe that this is relevant also in light of the disclosed investment activities unrelated to your stated business purpose and the potential likelihood that you may continue to make these investments in the future.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 107 of the Amendment No. 1.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq. and Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 732-7184.

Very truly yours,

/s/ Yu Han
Name:	Yu Han
Title:	Chief Executive Officer

Ying Li, Esq.
Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC